SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 11-K



(Mark One)

[ X ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
        For the Fiscal year ended December 31, 1993


                                        OR


[   ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from ____________ to ____________

        Commission file number 1-6805



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                BFI Employee Stock Ownership and Savings Plan (the
                "Plan")



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                Browning-Ferris Industries, Inc.,
                a Delaware corporation
                757 N. Eldridge
                Houston, Texas  77079




                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Administration Committee of the
BFI Employee Stock Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the BFI Employee Stock Ownership and Savings Plan as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN & CO.


Houston, Texas
June 10, 1994



          BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                         COMBINED FUNDS

- - -----------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                        1993             1992
                                   -------------     ------------

ASSETS:
  Investments, at fair value -
    Common stock of Browning-Ferris
      Industries, Inc.              $ 71,845,702     $ 63,778,545
    Equity investment funds           67,414,918       48,712,967
    Other investments                    705,022           98,211
                                    ------------     ------------
                                     139,965,642      112,589,723


  Guaranteed investment contracts,
    at contract value                 40,190,661       36,124,209
                                    ------------     ------------
                                     180,156,303      148,713,932
                                    ------------     ------------

  Receivables -
    Employer contribution                736,047          493,832
    Employee contributions             2,097,453        1,037,042
    Accrued interest and dividends
     receivable                          470,784          633,267
                                    ------------     ------------
                                       3,304,284        2,164,141
                                    ------------     ------------
                                     183,460,587      150,878,073
                                    ------------     ------------

LIABILITIES:
  Accrued expenses                        63,309           91,397
                                    ------------     ------------


NET ASSETS AVAILABLE FOR BENEFITS   $183,397,278     $150,786,676
                                    ============     ============






The accompanying notes are an integral part of these financial statements.


           BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         COMBINED FUNDS

- - ------------------------------------------------------------------
                                             December 31,
                                   ------------------------------
                                       1993              1992
                                   ------------      ------------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation in fair
        value of investments       $  3,565,903      $  9,850,654
      Interest income                 2,816,112         2,702,490
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.              1,790,376         1,557,746
      Dividends and gain
        distributions on equity
        investments                   5,053,796         4,248,732
                                   ------------      ------------
                                     13,226,187        18,359,622
    Contributions -
      Employer                        9,002,933         8,989,348
      Employee                       25,912,537        25,347,363
                                   ------------      ------------
                                     34,915,470        34,336,711
                                   ------------      ------------
        Total additions              48,141,657        52,696,333
                                   ------------      ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to participants    15,161,985        13,953,226
    Administrative expenses             369,070           596,880
                                   ------------      ------------
      Total deductions               15,531,055        14,550,106
                                   ------------      ------------

      Net increase                   32,610,602        38,146,227

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                 150,786,676       112,640,449
                                   ------------      ------------
  End of year                      $183,397,278      $150,786,676
                                   ============      ============


The accompanying notes are an integral part of these financial statements.


          BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                  NOTES TO FINANCIAL STATEMENTS

(1)  Description of the Plan -
- - ----------------------------

     Organization and administration -

     Browning-Ferris Industries, Inc. ("the Company") established the BFI Employee Stock Ownership and Savings Plan ("the Plan") effective
January 1, 1980. The Plan is a defined contribution plan covering all United States personnel of the Company with one or more years of service, except certain employees subject to collective bargaining agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     Management of the Plan is provided by the Benefits Administration Committee ("the Plan Administrator"), which is currently composed of six members, all of whom are management employees of the Company. Members of the Plan Administrator do not receive any compensation from the Plan. Fees charged by the trustee and certain other expenses are reflected in the accompanying financial statements. Certain other fees relating to internal administrative costs are paid by the Company and are not charged to the Plan. Effective May 1, 1993, Fidelity Management Trust Company became the sole trustee of the Plan's assets under a trust agreement dated April 12, 1993, replacing Wachovia Bank and Trust Company, N.A., which had previously been the sole trustee of the Plan.

     Amendments -

     Effective January 1, 1992, the Plan was amended to increase the Company's matching contribution from a rate of $.50 per $1.00 on the first 4% contributed by each participating employee to a rate of $.50 per $1.00 on the first 5% contributed by each employee, limited to the maximum amount allowed by the Internal Revenue Code of 1986 ("Code"), as amended.

     Effective September 7, 1993, the Plan was amended to (i) change the manner in which distributions are valued consistent with the new trust agreement with Fidelity Management Trust Company, (ii) comply with the requirements of the Unemployment Compensation Amendments of 1992, and (iii) clarify that beneficiaries may defer receipt of benefits under the Plan. There were no other amendments to the Plan during the period January 1, 1992 through December 31, 1993.

     Investment programs -

     The following table details the investment options available to each Plan participant:


     Fund 1     Guaranteed Investment Contract Fund
     Fund 2     Fidelity Balanced Fund
     Fund 3     Fidelity Growth and Income Portfolio
     Fund 4     Fidelity Growth Company Fund
     Fund 5     BFI Common Stock

     Participants may currently invest their contributions in any or all of the five funds in increments of five percent; however, no more than twenty-five percent of a participant's contributions can be invested in Fund 5. Effective January 1, 1992, a participant may contribute up to five percent of his total earnings as a "Basic Contribution". The Company's matching contributions (defined as fifty percent of the Basic Contribution subject to Internal Revenue Service ("IRS") limitations) are invested in Fund 5.

     Participants can change the allocation of their savings contributions in these five funds not more than once monthly, or they can discontinue, increase, or decrease their savings participation rate within the 1 percent to 15 percent contribution levels permitted by the Plan, by giving at least thirty (30) days written notice, prior to the end of a calendar quarter.

     Participant accounts -

     Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocation of Plan earnings. Plan earnings are allocated by fund in proportion to the participant's balances in each fund.

     Effective May 1, 1993, Plan expenses are allocated equally to each
participant.   Previously, expenses were allocated by fund in proportion
to the participants balances in each fund.

     Vesting -

     Participants are fully vested in their voluntary contributions and in all amounts credited to their accounts.

     Distribution of benefits -

     Benefits are payable to participants or to a designated beneficiary only at the time of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with IRS guidelines for such withdrawals. Funds
1 through 4 are distributed in cash only, and effective April 12, 1993, are based on the account balances as of the date the distribution is processed. Previously, distributions were based upon the account balances as of the last day of the month in which employment ceases.
For Fund 5, the participant determines whether the form of distribution will be either the shares of the Company's common stock with uninvested amounts in cash or in a lump-sum cash distribution. The market value of the Company's common stock at the date the shares are sold for cash (at the end of the month in which employment ceases prior to April 12, 1993) is used to determine the amount of the distribution. The amount allocated to accounts of participants who have withdrawn from participation in the earnings and operations of the Plan for the Plan years ended December 31, 1993 and 1992 was less than 2% of net assets available for benefits for each of the two years.

     The Company may terminate the Plan at any time by appropriate resolution of its board of directors. If the Plan is so terminated, all amounts credited to the accounts of each member shall be paid after payment of all appropriate expenses.

(2)  Summary of significant accounting policies  -
- - -----------------------------------------------

     The assets of the Plan are reflected at quoted market value, if available. Investments that have no quoted market price are shown at cost which approximates estimated market value. Investments in guaranteed investment contracts are reported at contract value.

     The financial statements are presented on the accrual basis whereby interest and dividend income are recognized as earned and expenses are recorded as incurred.

(3)  Federal income taxes -
- - -------------------------

     The Plan obtained its latest determination letter on October 7, 1988, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust is tax-exempt. Neither the Company's contributions nor the income of the trust fund are taxable to the participants prior to distribution.

(4)  Investments -
- - ----------------

     Investments that represent 5% or more of the Plan's net assets are separately identified in the following table. Investments are presented at fair value, except for the guaranteed investment contracts, which are presented at contract value.


                      -------------------------------------------------
                          December 31, 1993         December 31, 1992
                      -------------------------------------------------
                      Number of                  Number of
                       Shares     Fair Value/     Shares   Fair Value/
                         or        Contract         or      Contract
                        Units       Value          Units     Value
                      -----------------------   -----------------------

Common Stock of
  Browning-Ferris
  Industries, Inc.    2,790,124  $ 71,845,702   2,441,284  $ 63,778,545
                                 ------------              ------------
Equity Investment
  Funds -
    Fidelity Growth
    and Income
    Portfolio         1,106,544    24,587,411     872,405    17,195,098
  Fidelity Balanced
   Fund               1,775,703    23,776,666   1,496,946    18,397,465
  Fidelity Growth
   Company Fund         655,569    19,050,841     474,689    13,120,404
                                 ------------              ------------
                                   67,414,918                48,712,967
                                 ------------               -----------
Other Investments -
  Short Term Invest-
   ment Funds                         705,022                    98,211
                                 ------------              ------------
Guaranteed Investment
  Contracts                        40,190,661                36,124,209
                                 ------------              ------------
       Total                     $180,156,303              $148,713,932
                                 ============              ============


     During 1993 and 1992, the Plan's investments (including investments bought, sold and held during the year) appreciated
(depreciated) in value as follows:

                                        ------------------------------
                                            1993              1992
                                        ------------      ------------
 Common Stock of Browning-Ferris
   Industries, Inc.                     $   (931,484)     $ 10,240,689

 Equity Investment Funds                   4,497,387          (390,035)
                                        ------------      ------------
      Net Appreciation                  $  3,565,903      $  9,850,654
                                        ============      ============


(5)  Allocation to investment programs -
- - ----------------------------------------

     The following schedules reflect the allocation of net assets available for benefits and changes in net assets available for benefits to the separate investment programs for the respective periods:

- - ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1993
- - ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- - ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    23,776,666    24,587,411
    Other investments                 705,022            --            --
                                  -----------   -----------   -----------
                                      705,022    23,776,666    24,587,411
  Guaranteed investment
    contracts, at contract
    value                          40,190,661            --            --
                                  -----------   -----------   -----------
                                   40,895,683    23,776,666    24,587,411
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            583,646       351,989       436,782
    Accrued interest and
      dividends receivable                 --            --            --
                                  -----------   -----------   -----------
                                      583,646       351,989       436,782
                                  -----------   -----------   -----------
                                   41,479,329    24,128,655    25,024,193
                                  -----------   -----------   -----------
LIABILITIES -
  Accrued expenses                     47,885         8,566         5,054
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $41,431,444   $24,120,089   $25,019,139
                                  ===========   ===========   ===========






(Remaining Funds and Total on following page.)

- - ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1993 (Continued)
- - ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund          Stock         Total
- - ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $71,845,702   $ 71,845,702
    Equity investment funds        19,050,841            --     67,414,918
    Other investments                      --            --        705,022
                                  -----------   -----------   ------------
                                   19,050,841    71,845,702    139,965,642
  Guaranteed investment
    contracts, at contract
    value                                  --            --     40,190,661
                                  -----------   -----------   ------------
                                   19,050,841    71,845,702    180,156,303
                                  -----------   -----------   ------------
  Receivables -
    Employer contribution                  --       736,047        736,047
    Employee contributions            360,944       364,092      2,097,453
    Accrued interest and
      dividends receivable                 --       470,784        470,784
                                  -----------   -----------   ------------
                                      360,944     1,570,923      3,304,284
                                  -----------   -----------   ------------
                                   19,411,785    73,416,625    183,460,587
                                  -----------   -----------   ------------
LIABILITIES -
  Accrued expenses                      1,804            --         63,309
                                  -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $19,409,981   $73,416,625   $183,397,278
                                  ===========   ===========   ============


- - ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                             DECEMBER 31, 1992
- - ----------------------------------------------------------------------------
                                    Fund 1                       Fund 3
                                  Guaranteed      Fund 2        Fidelity
                                  Investment     Fidelity      Growth and
                                   Contract      Balanced        Income
                                     Fund          Fund        Portfolio
- - ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $        --   $        --
    Equity investment funds                --    18,397,465    17,195,098
    Other investments                      --            --            --
                                  -----------   -----------   -----------
                                           --    18,397,465    17,195,098
  Guaranteed investment
    contracts, at contract
    value                          36,124,209            --            --
                                  -----------   -----------   -----------
                                   36,124,209    18,397,465    17,195,098
                                  -----------   -----------   -----------
  Receivables -
    Employer contribution                  --            --            --
    Employee contributions            305,964       182,323       206,449
    Accrued interest and
      dividends receivable            220,144            33            22
                                  -----------   -----------   -----------
                                      526,108       182,356       206,471
                                  -----------   -----------   -----------
                                   36,650,317    18,579,821    17,401,569
                                  -----------   -----------   -----------
LIABILITIES -
  Accrued expenses                     22,216        11,314        10,575
                                  -----------   -----------   -----------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $36,628,101   $18,568,507   $17,390,994
                                  ===========   ===========   ===========













(Remaining Funds and Total on following page.)

- - ----------------------------------------------------------------------------
   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
                       DECEMBER 31, 1992 (Continued)
- - ----------------------------------------------------------------------------
                                    Fund 4
                                   Fidelity        Fund 5
                                    Growth          BFI
                                   Company         Common
                                     Fund          Stock         Total
- - ----------------------------------------------------------------------------
ASSETS:
  Investments, at fair value -
    Common stock of Browning-
      Ferris Industries, Inc.     $        --   $63,778,545   $ 63,778,545
    Equity investment funds        13,120,404            --     48,712,967
    Other investments                      --        98,211         98,211
                                  -----------   -----------   ------------
                                   13,120,404    63,876,756    112,589,723
  Guaranteed investment
    contracts, at contract
    value                                  --            --     36,124,209
                                  -----------   -----------   ------------
                                   13,120,404    63,876,756    148,713,932
                                  -----------   -----------   ------------
  Receivables -
    Employer contribution                  --       493,832        493,832
    Employee contributions            155,652       186,654      1,037,042
    Accrued interest and
      dividends receivable                 --       413,068        633,267
                                  -----------   -----------   ------------
                                      155,652     1,093,554      2,164,141
                                  -----------   -----------   ------------
                                   13,276,056    64,970,310    150,878,073
                                  -----------   -----------   ------------
LIABILITIES -
  Accrued expenses                      8,069        39,223         91,397
                                  -----------   -----------   ------------
NET ASSETS AVAILABLE FOR
   BENEFITS                       $13,267,987   $64,931,087   $150,786,676
                                  ===========   ===========   ============















- - ----------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1993
- - ----------------------------------------------------------------------------
                                        Fund 1                    Fund 3
                                      Guaranteed     Fund 2       Fidelity
                                      Investment    Fidelity     Growth and
                                       Contract     Balanced       Income
                                         Fund         Fund       Portfolio
- - ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments         $        --   $ 1,549,898  $ 2,319,402
      Interest income                  2,810,217           250        2,143
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                      --            --           --
      Dividends & gain distributions
        on equity investments                 --     2,001,865    1,294,174
                                     -----------   -----------  -----------
                                       2,810,217     3,552,013    3,615,719
                                     -----------   -----------  -----------
  Contributions -
    Employer                                  --            --           --
    Employee                           8,358,926     4,344,989    4,771,137
                                     -----------   -----------  -----------
                                       8,358,926     4,344,989    4,771,137
                                     -----------   -----------  -----------
        Total additions               11,169,143     7,897,002    8,386,856
                                     -----------   -----------  -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                     4,633,004     2,164,718    1,635,058
    Administrative expenses              224,107        47,316       32,607
                                     -----------   -----------  -----------
        Total deductions               4,857,111     2,212,034    1,667,665
                                     -----------   -----------  -----------
TRANSFERS BETWEEN FUNDS               (1,508,689)     (133,386)     908,954
                                     -----------   -----------  -----------
    Net increase                       4,803,343     5,551,582    7,628,145

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                 36,628,101    18,568,507   17,390,994
                                     -----------   -----------  -----------
    End of year                      $41,431,444   $24,120,089  $25,019,139
                                     ===========   ===========  ===========


(Remaining Funds and Total on following page.)

- - ----------------------------------------------------------------------------

                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1993

- - ----------------------------------------------------------------------------
                                        Fund 4
                                       Fidelity      Fund 5
                                        Growth         BFI
                                       Company       Common
                                         Fund        Stock         Total
- - ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $   628,087   $  (931,484)  $  3,565,903
      Interest income                    2,150         1,352      2,816,112
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     1,790,376      1,790,376
      Dividends & gain distributions
        on equity investments        1,757,757            --      5,053,796
                                   -----------   -----------   ------------
                                     2,387,994       860,244     13,226,187
                                   -----------   -----------   ------------
    Contributions -
      Employer                              --     9,002,933      9,002,933
      Employee                       3,926,994     4,510,491     25,912,537
                                   -----------   -----------   ------------
                                     3,926,994    13,513,424     34,915,470
                                   -----------   -----------   ------------
        Total additions              6,314,988    14,373,668     48,141,657
                                   -----------   -----------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   1,310,996     5,418,209     15,161,985
    Administrative expenses             16,672        48,368        369,070
                                   -----------   -----------   ------------
        Total deductions             1,327,668     5,466,577     15,531,055
                                   -----------   -----------   ------------
TRANSFERS BETWEEN FUNDS              1,154,674      (421,553)            --
                                   -----------   -----------   ------------
    Net increase                     6,141,994     8,485,538     32,610,602

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               13,267,987    64,931,087    150,786,676
                                   -----------   -----------   ------------
    End of year                    $19,409,981   $73,416,625   $183,397,278
                                   ===========   ===========   ============

- - ----------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                        YEAR ENDED DECEMBER 31, 1992
- - ----------------------------------------------------------------------------
                                       Fund 1                    Fund 3
                                     Guaranteed     Fund 2       Fidelity
                                     Investment    Fidelity     Growth and
                                      Contract     Balanced       Income
                                        Fund         Fund       Portfolio
- - ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in
        fair value of
        investments                 $        --    $  (126,439)  $  (565,213)
      Interest income                2,677,741         2,498         5,228
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --            --            --
      Dividends & gain distributions
        on equity investments               --     1,371,164     2,180,846
                                   -----------   -----------   -----------
                                     2,677,741     1,247,223     1,620,861
                                   -----------   -----------   -----------
  Contributions -
    Employer                                --            --            --
    Employee                         8,513,426     4,156,029     4,308,273
                                   -----------   -----------   -----------
                                     8,513,426     4,156,029     4,308,273
                                   -----------   -----------   -----------
        Total additions             11,191,167     5,403,252     5,929,134
                                   -----------   -----------   -----------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   4,683,007     2,090,446     1,305,556
    Administrative expenses            159,101        78,838        69,598
                                   -----------   -----------   -----------
        Total deductions             4,842,108     2,169,284     1,375,154
                                   -----------   -----------   -----------
TRANSFERS BETWEEN FUNDS               (434,814)      229,439       605,827
                                   -----------   -----------   -----------
    Net increase                     5,914,245     3,463,407     5,159,807

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               30,713,856    15,105,100    12,231,187
                                   -----------   -----------   -----------
    End of year                    $36,628,101   $18,568,507   $17,390,994
                                   ===========   ===========   ===========

(Remaining Funds and Total on following page.)

- - ----------------------------------------------------------------------------
                 ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE
                     FOR BENEFITS TO INVESTMENT PROGRAMS
                   YEAR ENDED DECEMBER 31, 1992 (Continued)
- - ----------------------------------------------------------------------------
                                       Fund 4
                                      Fidelity      Fund 5
                                       Growth        BFI
                                      Company       Common
                                        Fund        Stock         Total
- - ----------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income -
      Net appreciation
        (depreciation) in fair
        value of investments       $   301,617   $10,240,689   $  9,850,654
      Interest income                    4,716        12,307      2,702,490
      Dividends on common stock
        of Browning-Ferris
        Industries, Inc.                    --     1,557,746      1,557,746
      Dividends & gain distributions
        on equity investments          696,722            --      4,248,732
                                   -----------   -----------   ------------
                                     1,003,055    11,810,742     18,359,622
                                   -----------   -----------   ------------
      Contributions -
        Employer                            --     8,989,348      8,989,348
        Employee                     3,773,089     4,596,546     25,347,363
                                   -----------   -----------   ------------
                                     3,773,089    13,585,894     34,336,711
                                   -----------   -----------   ------------
          Total additions            4,776,144    25,396,636     52,696,333
                                   -----------   -----------   ------------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
    Distributions to
      participants                   1,180,975     4,693,242     13,953,226
    Administrative expenses             54,232       235,111        596,880
                                   -----------   -----------   ------------
        Total deductions             1,235,207     4,928,353     14,550,106
                                   -----------   -----------   ------------
TRANSFERS BETWEEN FUNDS               (309,496)      (90,956)            --
                                   -----------   -----------   ------------
    Net increase                     3,231,441    20,377,327     38,146,227

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year               10,036,546    44,553,760    112,640,449
                                   -----------   -----------   ------------
    End of year                    $13,267,987   $64,931,087   $150,786,676
                                   ===========   ===========   ============


                                                                  SCHEDULE I
                                                                  ----------

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1993

- - ------------------------------------------------------------------------------
                                          Number of
                                          Shares or                   Current
                                            Units         Cost         Value
- - ------------------------------------------------------------------------------

Common Stock of Browning-Ferris
  Industries, Inc. *                     2,790,124  $ 62,357,850   $ 71,845,702
                                                    ------------   ------------
Equity Investment Funds:
  Fidelity Growth and Income
    Portfolio *                          1,106,544    22,407,348     24,587,411
  Fidelity Balanced Fund *               1,775,703    22,134,214     23,776,666
  Fidelity Growth Company Fund *           655,569    18,033,854     19,050,841
                                                    ------------   ------------
    Total Equity Investment Funds                     62,575,416     67,414,918
                                                    ------------   ------------
Guaranteed Investment Contracts:
  New York Life Insurance Co. GIC,
    10/31/94, 8.19%                                    4,228,733      4,228,733
  Massachusetts Mutual Life Insurance GIC,
    10/31/94, 8.23%                                    7,358,564      7,358,564
  Metropolitan Life Insurance GIC,
    04/30/96, 8.10%                                    3,078,197      3,078,197
  Aetna Life Insurance GIC,
    10/31/95, 8.25%                                    5,727,119      5,727,119
  Life of Virginia GIC,
    04/30/95, 7.02%                                    5,432,641      5,432,641
  Pacific Mutual Life Insurance GIC,
    10/31/96, 6.32%                                    3,263,333      3,263,333
  Lincoln National Life Insurance GIC,
    04/30/97, 6.55%                                    3,229,195      3,229,195
  Peoples Security Life GIC,
    04/30/96, 4.60%                                    4,029,184      4,029,184
  Provident Life GIC,
    04/30/96, 4.59%                                      785,735        785,735
  Sun Life of Canada GIC,
    01/31/98, 5.72%                                    3,057,960      3,057,960
                                                    ------------   ------------
        Total Guaranteed Investment
          Contracts                                   40,190,661     40,190,661
                                                    ------------   ------------
Other Investments:
  Fidelity Short Term
    Investment Fund *                                    705,022        705,022
                                                    ------------   ------------
    Total Assets Held for
      Investment Purposes                           $165,828,949   $180,156,303
                                                    ============   ============

     *  Party in Interest

                                                                  SCHEDULE I
                                                                  ----------
                                                                  (Continued)

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1992

- - -------------------------------------------------------------------------------
                                          Number of
                                          Shares or                   Current
                                            Units         Cost         Value
- - -------------------------------------------------------------------------------

Common Stock of Browning-Ferris
  Industries, Inc. *                     2,441,284  $ 52,624,881   $ 63,778,545
                                                    ------------   ------------
Equity Investment Funds:
  Fidelity Growth and Income
    Portfolio *                            872,405    17,227,386     17,195,098
  Fidelity Balanced Fund *               1,496,946    18,189,931     18,397,465
  Fidelity Growth Company Fund *           474,689    12,617,986     13,120,404
                                                    ------------   ------------
    Total Equity Investment Funds                     48,035,303     48,712,967
                                                    ------------   ------------
Guaranteed Investment Contracts:
  Massachusetts Mutual Life Insurance GIC,
    10/31/93, 9.11%                                    5,382,467      5,382,467
  New York Life Insurance Co. GIC,
    10/31/94, 8.19%                                    3,882,575      3,882,575
  Massachusetts Mutual Life Insurance GIC,
    10/31/94, 8.23%                                    6,753,621      6,753,621
  Metropolitan Life Insurance GIC,
    04/30/96, 8.10%                                    5,657,542      5,657,542
  Aetna Life Insurance GIC,
    10/31/95, 8.25%                                    5,254,619      5,254,619
  Life of Virginia GIC,
    04/30/95, 7.02%                                    5,047,115      5,047,115
  Pacific Mutual Life Insurance GIC,
    10/31/96, 6.32%                                    1,115,584      1,115,584
  Lincoln National Life Insurance GIC,
    04/30/97, 6.55%                                    3,030,686      3,030,686
                                                    ------------   ------------
        Total Guaranteed Investment
          Contracts                                   36,124,209     36,124,209
                                                    ------------   ------------
Other Investments:
  Wachovia Bank Diversified Short Term
    Investment Fund *                                     98,211         98,211
                                                    ------------   ------------
    Total Assets Held for
      Investment Purposes                           $136,882,604   $148,713,932
                                                    ============   ============




     *  Party in Interest

                                                                  SCHEDULE II
                                                                  -----------

                  BFI EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                  FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

     The following table presents individual transactions and series of transactions which were greater than 5% of the Plan's net assets as of January 1, 1993 and 1992:

Year Ended December 31, 1993
- - ----------------------------
                        Purchase      Selling       Cost of
Description              Price        Price *        Asset       Net Gain
- - -----------           -----------   -----------   -----------   -----------

Common Stock of
  Browning-Ferris
  Industries, Inc.    $13,063,915   $ 4,082,064   $ 3,823,704    $ 258,360


Wachovia Bank
  Diversified
  Short Term
  Investment Fund      13,635,816    13,734,027    13,734,027           --


Fidelity Institutional
  Retirement Services
  Company Short-Term
  Investment Fund      14,669,197    13,964,175    13,964,175           --




Year Ended December 31, 1992
- - ----------------------------
                        Purchase      Selling       Cost of
Description              Price        Price *        Asset       Net Gain
- - -----------           -----------   -----------   -----------   -----------

Common Stock of
  Browning-Ferris
  Industries, Inc.    $10,680,479   $        --   $        --   $       --


Wachovia Bank
  Diversified
  Short Term
  Investment Fund      55,046,798    57,104,210    57,104,210           --



     *  Expenses incurred are netted against selling price.



                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 10, 1994, included in this Annual Report on Form 11-K, into the Browning-Ferris Industries, Inc. previously filed Form S-8 Registration Statement File No. 33-48207.





ARTHUR ANDERSEN & CO.


Houston, Texas
June 10, 1994



                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee, which administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    BFI EMPLOYEE STOCK OWNERSHIP
                                          AND SAVINGS PLAN


June 10, 1994
                                          Gerald K. Burger



                                         Jeffrey E. Curtiss



                                          Henry L. Hirvela



                                         J. Gregory Muldoon



                                           Susan J. Piller



                                           Bruce E. Ranck





                        The Members of the Benefits Administration Committee